Filed Pursuant to Rule 433
Dated May 21, 2020
Registration Statement No. 333-223216
Relating to Preliminary Prospectus Supplement
dated May 21, 2020 to
Prospectus dated February 26, 2018

5.625% Subordinated Debentures due 2060

Issuer:	American Financial Group, Inc.

Ratings (Moody’s / S&P)*:	Baa2 / BBB-

Security Type:	Subordinated Debentures

Par Amount:	$25.00

Size:	$150,000,000

Trade Date:	May 21, 2020

Settlement Date:
May 29, 2020 (T+5)
Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	June 1, 2060

Coupon:	5.625%

Optional Redemption:
The Issuer may redeem the debentures in increments of $25 principal amount:

• in whole at any time or in part from time to time on or after June 1, 2025 at a redemption price equal to the principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption;

• in whole, but not in part, at any time prior to June 1, 2025 within 90 days of the occurrence of a “tax event,” at a redemption price equal to the principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; or

• in whole, but not in part, at any time prior to June 1, 2025, within 90 days of the occurrence of a “rating agency event,” at a redemption price equal to 102% of their principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption.

Interest Payment Dates:	June 1, September 1, December 1, and March 1 of each year, commencing on September 1, 2020

Expected Listing:	New York Stock Exchange

Proposed Symbol:	AFGD

Price to Public:	100%

Net Proceeds (before expenses):	$145,772,375

Underwriting Discounts & Commissions:	Institutional: 2.00% ($865,000 total) Retail: 3.15% ($3,362,625 total)

CUSIP / ISIN:	025932 872 / US0259328724

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or prospectus@morganstanley.com, UBS Securities LLC toll-free at (888) 827-7275, Wells Fargo Securities, LLC toll-free at (800) 645-3751 or J.P. Morgan Securities LLC collect at (212) 834-4533.

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